April 11, 2019

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Comstock Resources, Inc.

Registration Statement on Form S-4 filed March 12, 2019 (File No. 333-230226)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Comstock Resources, Inc. (the “Company”) requests the acceleration of the effectiveness of the Registration Statement on Form S-4 (333-230226) (the “Registration Statement”) for April 15, 2019, at 4:00 p.m. ET, or as soon as possible thereafter.

In connection with this request, the Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii)  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Please note that there are no underwriters involved in the offering registered by this Registration Statement and, therefore, this acceleration request by the registrant is the only request for the acceleration of effectiveness required under Rule 461.

If you have any questions regarding the foregoing, please call Jack Jacobsen of Locke Lord LLP at 214-740-8553.

Very truly yours,

/s/ ROLAND O. BURNS
Roland O. Burns
President and Chief Financial Officer

cc:	Jack E. Jacobsen, Esq.
Locke Lord LLP